EXHIBIT 99.1
Federal Home Loan Bank of San Francisco
Computation of Ratio of Earnings to Fixed Charges
(Unaudited)

	Three Months Ended
(Dollars in millions)	March 31, 2011	March 31, 2010
Earnings:
Income before assessments	$82	$126
Fixed charges	205	305
Total earnings	$287	$431
Fixed charges:
Interest expense	$205	$305
Estimated rental expense based on an interest factor	—	—
Total fixed charges	$205	$305
Ratio of earnings to fixed charges	1.40	1.41